Exhibit 99.1

Press Release

Biophytis will participate in a key conference
on mobility for the elderly

Paris (France), Cambridge (Massachusetts, United States), March 16, 2022 – 8 A.M – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “company”) a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announces its participation to a conference regarding the development of mobility therapies for the elderly, organized by the National Institute on Aging based in Baltimore, USA.

The management of Biophytis will present the progress of its drug candidate and will meet with public and private players in the field of mobility for the elderly, all potential partners in the context of the upcoming start of Sarconeos (BIO 101) phase III in sarcopenia.

The conference, named “Development of function promoting therapies: public health need, molecular targets, and drug development” will be held online from the 20th to the 22nd of March, 2022. This conference is organized by the National Institute on Aging (NIA), a branch of the National Institutes of Health (NIH), based in the United States.

Headquartered in Baltimore, Maryland, NIA is coordinating a broad scientific effort to understand the nature of aging and enable elderly people to live a healthy and active life.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia with a positive Phase 2 clinical trial performed in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN: US09076G1040).

For more information visit www.biophytis.com

Press Release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2021 Half Year Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the “Risks Factors” section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27

Agathe Boggio : agathe.boggio@taddeo.fr – +33 7 62 77 69 42